FOR IMMEDIATE RELEASE:	CONTACT:	Robert K. Chapman,
October 22, 2010		President and Chief Executive Officer
United Bancorp, Inc.
734-214-3801

UNITED BANCORP, INC. ANNOUNCES
UNAUDITED THIRD QUARTER 2010 RESULTS

Company reports quarterly profit of over $1 million

Continued strong pre-tax, pre-provision income

Stabilizing credit quality trends

ANN ARBOR, MI – United Bancorp, Inc. (UBMI) reported consolidated net income of $1.03  million, or $0.14 per share of common stock, for the third quarter of 2010, compared to a consolidated net loss of $2.89 million, or $0.62 per share, for the third quarter of 2009. Net loss for the first nine months of 2010 was $3.28 million, or $0.81 per share, improving from a net loss of $8.35 million, or $1.78 per share, for the same period of 2009, which included a goodwill impairment charge of $2.44 million net of tax ($0.48 per share) in the first quarter of 2009.

Robert K. Chapman, President and Chief Executive Officer, stated “We are pleased to report a profitable quarter following several quarters of net losses, and are encouraged to see improvement in our various measures of credit quality.” In discussing the Company’s performance, Chapman commented, “Our operating model, which emphasizes a substantial core funding base, diversity of non-interest income sources and expansion of our markets, continues to allow us to achieve strong pre-tax, pre-provision income. We believe that this model has historically positioned us well and provides a platform that will help speed our return to consistent profitability.”

Nonperforming loans and nonperforming assets at the end of the third quarter of 2010 were at their lowest levels since the second quarter of 2009. The Company’s provision for loan losses was $3.15 million in the third quarter of 2010 compared with $8.20 million for the third quarter of 2009. Nonperforming loans of $29.6 million at September 30, 2010 were $2.1 million lower than December 31, 2009 levels. United’s allowance for loan losses coverage of nonperforming loans at September 30, 2010 improved to 79.3%, up from 63.2% at December 31, 2009. The Company’s allowance as a percentage of loans at September 30, 2010 was 3.89%, compared to 3.08% at the end of 2009.

In addition to improvements in credit quality, the Company achieved strong financial performance in the areas of net interest income, noninterest income and expense control. All four of its business lines -- banking, wealth management, mortgage and structured finance -- made solid contributions to the third quarter’s profitability.

Results of Operations

The Company achieved consolidated net income of $1.027 million in the third quarter of 2010, as a result of strong pre-tax, pre-provision income and reduced levels of provision to its allowance for loan losses. United’s pre-tax, pre-provision ROA for the third quarter 2010 improved to 2.08% from 1.56% for the same quarter of 2009 and to 1.64% from 1.60% for the nine month periods ended September 30, 2010 and 2009, respectively. The net loss for the first nine months of 2010 was $3.281 million, which is an improvement from the net loss of $8.351 million incurred during the first nine months of 2009.

United’s total revenue for the third quarter of 2010 improved 7.0% over the third quarter of 2009. Strong net interest margin of 3.97% for the third quarter of 2010 more than offset a decline in loan balances, and resulted in net interest income improvement over the levels achieved in the second quarter of 2010 and the third quarter of 2009. Noninterest income for the most recent quarter improved by 17.9% from the third quarter of 2009, due primarily to a 57.9% increase in income from loan sales and servicing, driven by strong residential mortgage refinancing business and SBA loan sales generated by the Company’s structured finance business. Wealth management revenues for the third quarter of 2010 increased 12.6% over the same period of 2009.

Total noninterest expenses for the third quarter of 2010 were down 1.5% and were down 5.5% for the first nine months of 2010 from the same periods in 2009, excluding the first quarter 2009 goodwill impairment charge. While professional fees and expenses related to nonperforming loans have increased, reductions in other categories of expense have more than offset those increases. In particular, salaries and employee benefit costs for the first nine months of 2010 reflected cost containment and reduction measures, including a number of staff reductions undertaken in December, 2009. At the same time, compensation costs increased in the third quarter of 2010 as a result of commission expense relating to an increased volume of loans originated and sold on the secondary market during the quarter.

The Company’s provision for loan losses of $3.15 million for the third quarter of 2010 was at its lowest level in the past eight quarters. Provision expense of $16.6 million for the first nine months of 2010 was 18.9% lower than the provision expense of $20.5 million for the same period of 2009.

Balance Sheet

Total consolidated assets of the Company were $852.7 million at September 30, 2010, and have decreased by 6.3% over the past twelve months. Gross portfolio loans have declined by $45.8 million, or 7.0%, in the first nine months of 2010, as a result of slowing loan demand, charge-offs and the Company’s effective use of loan sales and servicing to mitigate credit and interest rate risk. The Company generally sells its fixed rate long-term residential mortgages on the secondary market, and retains adjustable rate mortgages in its loan portfolio. While the Company’s portfolio loans have decreased by $71.0 million, or 10.5%, during the past twelve months, the balance of loans serviced for others has increased by $123.4 million, or 25.4%, during the same time period.

The Company continued to hold elevated levels of investments, federal funds sold and cash equivalents in order to protect the balance sheet during this period of economic uncertainty. The Company’s balances in federal funds sold and other short-term investments were $80.1 million at September 30, 2010, compared to $115.5 million at December 31, 2009 and $88.8 million at September 30, 2009. Short-term investments increased from $54.7 at June 30, 2010, with the increase resulting primarily from a decrease in balances of portfolio loans and loans held for sale, while deposits increased as a result of seasonal fluctuations in public funds.

Total deposits of $740.5 million at September 30, 2010 have grown by $10.3, or 1.4% in the third quarter of 2010, but have declined by $42.3 million, or 5.4%, during the first nine months of 2010. Of that, substantially all of the decline was in the second quarter of 2010. As part of its capital ratio improvement initiatives, United has not replaced maturing FHLB advances or wholesale deposits in the first nine months of 2010.The majority of the Bank’s deposits are derived from core client sources, relating to long term relationships with local individual, business and public clients. Public clients include local government and municipal bodies, hospitals, universities and other educational institutions. At September 30, 2010, core deposits accounted for 96.8% of total deposits. For purposes of this presentation, core deposits consist of total deposits less national certificates of deposit and brokered deposits. As a result of its strong core funding, the Company’s cost of deposits was 1.19% in the first nine months of 2010, down from 1.68% for same period of 2009.

Asset Quality

The Company’s proactive efforts to resolve nonperforming loans have helped to stabilize the deteriorating credit quality trends that have occurred over the past few years. Within the Company’s loan portfolio, $29.6 million of loans were considered nonperforming at September 30, 2010, compared to $31.7 million as of December 31, 2009 and $33.7 million at September 30, 2009. Total nonperforming loans as a percent of total portfolio loans moved from 4.87% at the end of 2009 to 4.90% at September 30, 2010, as a result of lower total loans. For purposes of this presentation, nonperforming loans consist of nonaccrual loans and accruing loans that are past due 90 days or more and exclude accruing restructured loans.

The Company’s ratio of allowance for loan losses to total loans at September 30, 2010 was 3.89%, and covered 79.3% of nonperforming loans, compared to 3.08% and 63.2%, respectively, at December 31, 2009. The Company’s allowance for loan losses increased by $3.5 million during the first nine months of 2010. A significant portion of the increase occurred in the second quarter of 2010, primarily as a result of increases in certain loss factors assumed in the Company’s general valuation allowance analysis. Net charge-offs during the third quarter of 2010 were $3.0 million, down from $6.6 million for the second quarter of 2010. For the first nine months of 2010, net charge-offs of $13.1 million resulted in a 2.73% annualized net charge-off rate, compared with 3.47% for all of 2009.

Capital Management

At September 30, 2010, the Company’s Tier 1 capital ratio was 8.48%, and its ratio of total capital to risk-weighted assets was 13.28%. The Company continues to pursue opportunities to enhance its capital position.

About United Bancorp, Inc.

United Bancorp, Inc. is a community based financial services company that strives to provide financial solutions to the markets and clients that we serve based on their unique circumstances and needs. We provide our services through the Bank's system of sixteen banking offices, one trust office, and 20 automated teller machines, located in Washtenaw, Lenawee and Monroe Counties, Michigan. For more information, visit the company’s website at www.ubat.com.

Forward-Looking Statements

This press release contains forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and United Bancorp, Inc. Forward-looking statements are identifiable by words or phrases such as “encouraged,” “continue,” ”believe” and variations of such words and similar expressions. Such statements are based upon current beliefs and expectations and involve substantial risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These statements include, among others, statements related to credit quality trends and measures, future capital levels, capital raising activities (including the successful completion of the proposed offering of our common stock), and future profitability levels.

Management's determination of the provision and allowance for loan losses, the appropriate carrying value of intangible assets (including mortgage servicing rights and deferred tax assets) and the fair value of investment securities (including whether any impairment on any investment security is temporary or other-than-temporary and the amount of any impairment) involves judgments that are inherently forward-looking. There can be no assurance that future loan losses will be limited to the amounts estimated. Our ability to improve regulatory capital ratios, raise additional capital, and improve profitability is not entirely within our control and is not assured. The future effect of changes in the financial and credit markets and the national and regional economy on the banking industry, generally, and on United Bancorp, Inc., specifically, are also inherently uncertain. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. United Bancorp, Inc. undertakes no obligation to update, clarify or revise forward-looking statements to reflect developments that occur or information obtained after the date of this report.

Risk factors include, but are not limited to, the risk factors described in "Item 1A – Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2009, in our Form S-1 Registration Statement filed with the Commission on October 1, 2010 under the heading “Risk Factors”, and in “Part II, Item 1A – Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.These and other factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Non-GAAP Financial Information

This press release includes disclosures about our pre-tax, pre-provision income and  return on average assets.   These disclosures are non-GAAP financial measures.  For additional information about our pre-tax, pre-provision income and return on average assets, please see the unaudited consolidated financial statements that follow.

Unaudited Consolidated Financial Statements Follow.

United Bancorp, Inc. and Subsidiary
Comparative Consolidated Balance Sheet Data (Unaudited)

Dollars in thousands	Sept. 30,	Jun. 30,	Percent	Dec. 31,	Percent	Sept. 30,	Percent
Period-end Balance Sheet	2010	2010	Change	2009	Change	2009	Change
Assets
Cash and due from banks	$14,761	$15,159	-2.6%	$10,047	46.9%	$12,735	15.9%
Interest bearing bal. with banks	80,053	54,693	46.4%	115,247	-30.5%	60,872	31.5%
Federal funds sold	-	-	0.0%	295	-100.0%	27,896	-100.0%
Total cash & cash equivalents	94,814	69,852	35.7%	125,589	-24.5%	101,503	-6.6%

Securities available for sale	109,489	109,466	0.0%	92,146	18.8%	102,277	7.1%
FHLB Stock	2,992	2,992	0.0%	2,992	0.0%	2,992	0.0%
Loans held for sale	15,674	18,583	-15.7%	7,979	96.4%	7,898	98.5%

Portfolio loans
Personal	110,691	111,131	-0.4%	110,702	0.0%	111,601	-0.8%
Business	403,404	420,502	-4.1%	447,336	-9.8%	470,239	-14.2%
Residential mortgage	90,189	91,179	-1.1%	92,015	-2.0%	93,466	-3.5%
Total portfolio loans	604,284	622,812	-3.0%	650,053	-7.0%	675,306	-10.5%
Allowance for loan losses	23,491	23,362	0.6%	20,020	17.3%	26,003	-9.7%
Net loans	580,793	599,450	-3.1%	630,033	-7.8%	649,303	-10.6%

Premises and equipment, net	11,443	11,710	-2.3%	12,332	-7.2%	12,466	-8.2%
Bank owned life insurance	13,279	13,166	0.9%	12,939	2.6%	12,817	3.6%
Other assets	24,184	23,892	1.2%	25,318	-4.5%	20,592	17.4%
Total Assets	$852,668	$849,111	0.4%	$909,328	-6.2%	$909,848	-6.3%

Liabilities
Deposits
Non-interest bearing	$100,381	$106,271	-5.5%	$99,893	0.5%	$98,986	1.4%
Interest bearing	640,121	623,933	2.6%	682,908	-6.3%	684,713	-6.5%
Total deposits	740,502	730,204	1.4%	782,801	-5.4%	783,699	-5.5%
Short term borrowings	1,625	7,683	-78.8%	-	0.0%	-	100.0%
FHLB advances outstanding	30,339	31,352	-3.2%	42,098	-27.9%	42,114	-28.0%
Other liabilities	2,807	3,475	-19.2%	3,562	-21.2%	2,070	35.6%
Total Liabilities	775,273	772,714	0.3%	828,461	-6.4%	827,883	-6.4%

Shareholders' Equity	77,395	76,397	1.3%	80,867	-4.3%	81,965	-5.6%
Total Liabilities and Equity	$852,668	$849,111	0.4%	$909,328	-6.2%	$909,848	-6.3%

		Third Quarter			Year to Date
Average Balance Data		2010	2009	% Change	2010	2009	% Change
Total loans		$629,067	$689,959	-8.8%	$642,140	$697,776	-8.0%
Earning assets		807,964	866,377	-6.7%	838,281	853,198	-1.7%
Total assets		846,756	898,426	-5.8%	879,084	878,729	0.0%
Deposits		732,339	760,086	-3.7%	760,763	745,158	2.1%
Shareholders' Equity		77,597	85,066	-8.8%	79,456	85,149	-6.7%

Asset Quality
Net charge offs		$3,021	$3,247	-7.0%	$13,129	$12,779	2.7%
Non-accrual loans		27,680	30,017	-7.8%
Non-performing loans		29,606	33,728	-12.2%
Non-performing assets		33,292	36,714	-9.3%
Nonperforming loans/total loans		4.90%	4.99%	-1.9%
Nonperforming assets/total assets		3.90%	4.04%	-3.2%
Allowance for loan loss/total loans		3.89%	3.85%	1.0%
Allowance/nonperforming loans		79.3%	77.1%	2.9%

United Bancorp, Inc. and Subsidiary
Comparative Consolidated Income Statement and Performance Data (Unaudited)

Dollars in thousands except per share data	Three months ended Sept. 30,			Nine months ended Sept. 30,
Consolidated Income Statement	2010	2009	% Change	2010	2009	% Change
Interest Income
Interest and fees on loans	$9,157	$9,943	-7.9%	$27,667	$30,275	-8.6%
Interest on investment securities	790	791	-0.1%	2,359	2,444	-3.5%
Interest on fed funds sold & bank balances	46	41	12.2%	177	92	92.4%
Total interest income	9,993	10,775	-7.3%	30,203	32,811	-7.9%

Interest Expense
Interest on deposits	1,680	2,475	-32.1%	5,827	8,046	-27.6%
Interest on short term borrowings	68	-	100.0%	123	-	0.0%
Interest on FHLB advances	281	440	-36.1%	905	1,430	-36.7%
Total interest expense	2,029	2,915	-30.4%	6,855	9,476	-27.7%
Net Interest Income	7,964	7,860	1.3%	23,348	23,335	0.1%
Provision for loan losses	3,150	8,200	-61.6%	16,600	20,470	-18.9%
Net Interest Income After Provision	4,814	(340)	-1515.9%	6,748	2,865	135.5%

Noninterest Income
Service charges on deposit accounts	549	694	-20.9%	1,636	2,076	-21.2%
Trust & Investment fee income	1,177	1,045	12.6%	3,327	2,989	11.3%
Gains (losses) on securities transactions	-	-	0.0%	31	(13)	-338.5%
Income from loan sales and servicing	2,219	1,405	57.9%	4,270	5,161	-17.3%
ATM, debit and credit card fee income	491	601	-18.3%	1,435	1,699	-15.5%
Income from bank-owned life insurance	114	125	-8.8%	340	370	-8.1%
Other income	262	211	24.2%	706	595	18.7%
Total noninterest income	4,812	4,081	17.9%	11,745	12,877	-8.8%

Noninterest Expense
Salaries and employee benefits	4,502	4,268	5.5%	12,493	13,635	-8.4%
Occupancy and equipment expense	1,296	1,323	-2.0%	3,929	3,979	-1.3%
External data processing	304	439	-30.8%	899	1,277	-29.6%
Advertising and marketing expenses	154	174	-11.5%	474	572	-17.1%
Attorney & other professional fees	424	354	19.8%	1,370	837	63.7%
Director fees	88	112	-21.4%	265	336	-21.1%
Expenses relating to ORE property	394	828	-52.4%	1,248	1,496	-16.6%
FDIC Insurance premiums	456	332	37.3%	1,405	1,334	5.3%
Goodwill impairment	-	-	0.0%	-	3,469	-100.0%
Other expense	697	613	13.7%	2,189	2,228	-1.8%
Total noninterest expense	8,315	8,443	-1.5%	24,272	29,163	-16.8%
Income (Loss) Before Federal Income Tax	1,311	(4,702)	-127.9%	(5,779)	(13,421)	-56.9%
Federal income tax (benefit)	284	(1,812)	-115.7%	(2,498)	(5,070)	-50.7%
Net Income (Loss)	$1,027	$(2,890)	-135.5%	$(3,281)	$(8,351)	-60.7%

Performance Ratios
Return on average assets	0.47%	-1.28%		-0.50%	-1.26%
Return on average equity	5.25%	-13.48%		-5.52%	-13.11%
Pre-tax, pre-provision ROA (1) (2)	2.08%	1.56%	33.5%	1.64%	1.60%	2.8%
Net interest margin (FTE)	3.97%	3.77%	5.3%	3.79%	3.80%	-0.3%
Efficiency ratio	64.5%	69.3%	-6.9%	68.4%	79.3%	-13.8%

Common Stock Performance
Basic & diluted earnings (loss) per share	$0.14	$(0.62)	-122.6%	$(0.81)	$(1.78)	-54.5%
Dividends per share	0.00	0.00	0.0%	0.00	0.02	-100.0%
Dividend payout ratio	0.0%	0.0%	0.0%	NA	NA	0.0%
Book value per share				$11.25	$12.22	-8.0%
Tangible book value per share				11.25	12.22	-8.0%
Market value per share (3)				3.65	6.00	-39.2%

(1)
In an attempt to evaluate the trends of net interest income, noninterest income and noninterest expense, the Company's management focuses on pre-tax, pre-provision income and return on average assets as useful and consistent measures of the Company's earning capacity. This calculation adjusts net income before tax by the amount of the Company's provision for loan losses and one-time goodwill impairment charge in 2009. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

(2)	Net income before provision for loan loss, goodwill impairment charge and income taxes, divided by average total assets
(3)	Market value per share is based on the last reported transaction on OTCBB before period end.

United Bancorp, Inc. and Subsidiary
Trends of Selected Consolidated Financial Data (Unaudited)

Dollars in thousands except per share data	2010			2009
Balance Sheet Data	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Period-end:
Portfolio loans	$604,284	$622,812	$634,014	$650,053	$675,306
Total loans	619,958	641,395	644,245	658,032	683,204
Allowance for loan losses	23,491	23,362	21,351	20,020	26,003
Earning assets	812,492	808,546	858,667	868,712	877,241
Total assets	852,668	849,111	900,790	909,328	909,848
Deposits	740,502	730,204	781,936	782,801	783,699
Shareholders' Equity	77,395	76,397	79,829	80,867	81,965
Average:
Total loans	$629,067	$642,702	$654,936	$679,090	$689,959
Earning assets	807,964	832,478	865,738	870,253	866,377
Total assets	846,756	878,427	909,196	904,218	898,426
Deposits	732,339	763,731	787,294	777,938	760,086
Shareholders' Equity	77,597	79,945	81,072	81,913	85,066

Income Statement Summary
Net interest income	$7,964	$7,677	$7,708	$8,180	$7,860
Non-interest income	4,812	3,709	3,224	4,022	4,081
Non-interest expense	8,315	8,298	7,659	7,953	8,443
Pre-tax, pre-provision income (1) (2)	4,461	3,088	3,273	4,249	3,498
Provision for loan losses	3,150	8,650	4,800	5,300	8,200
Federal income tax	284	(2,063)	(719)	(569)	(1,812)
Net income (loss)	$1,027	$(3,499)	$(809)	$(482)	$(2,890)
Basic & diluted income (loss) per common share	$0.14	$(0.74)	$(0.21)	$(0.15)	$(0.62)

Performance Ratios and Liquidity
Return on average assets	0.47%	-1.60%	-0.36%	-0.21%	-1.28%
Return on average common equity	5.25%	-17.56%	-4.05%	-2.34%	-13.48%
Pre-tax, pre-provision ROA (1) (2)	2.08%	1.41%	1.44%	1.88%	1.56%
Net interest margin (FTE)	3.97%	3.76%	3.69%	3.84%	3.77%
Efficiency ratio	64.5%	72.1%	69.0%	64.9%	69.3%
Ratio of loans to deposits	81.6%	85.3%	81.1%	83.0%	86.2%

Asset Quality
Net charge offs	$3,021	$6,639	$3,469	$11,282	$3,247
Non-accrual loans	27,680	30,319	29,712	26,188	30,017
Non-performing loans	29,606	31,876	31,642	31,662	33,728
Non-performing assets	33,292	34,956	34,995	34,465	36,714
Nonperforming loans/portfolio loans	4.90%	5.12%	4.99%	4.87%	4.99%
Nonperforming assets/total assets	3.90%	4.12%	3.88%	3.79%	4.04%
Allowance for loan loss/portfolio loans	3.89%	3.75%	3.37%	3.08%	3.85%
Allowance/nonperforming loans	79.3%	73.3%	67.5%	63.2%	77.1%

Market Data for Common Stock
Book value per share	$11.25	$11.05	$11.76	$11.98	$12.22
Market value per share (3)
High	6.25	7.00	8.50	6.50	6.90
Low	3.65	4.50	4.35	5.00	4.74
Period-end	3.65	6.25	7.00	5.25	6.00
Period-end shares outstanding	5,083	5,083	5,072	5,066	5,059
Average shares outstanding	5,077	5,078	5,068	5,066	5,059

Capital and Stock Performance
Tier 1 Leverage Ratio	8.5%	8.1%	8.4%	8.6%	8.9%
Tangible common equity to total assets	6.7%	6.6%	6.6%	6.7%	6.8%
Total capital to risk-weighted assets	13.3%	12.9%	13.4%	13.2%	13.1%
Dividends per common share	$-	$-	$-	$-	$-
Dividend payout ratio	0.0%	0.0%	0.0%	0.0%	0.0%
Price/earnings ratio (TTM)	NA	NA	NA	NA	NA
Period-end common stock market price/book value	32.5%	56.5%	59.5%	43.8%	49.1%

(1)
In an attempt to evaluate the trends of net interest income, noninterest income and noninterest expense, the Company's management focuses on pre-tax, pre-provision income and return on average assets as useful and consistent measures of the Company's earning capacity. This calculation adjusts net income before tax by the amount of the Company's provision for loan losses and one-time goodwill impairment charge in 2009. While this information is not consistent with, or intended to replace, presentation under generally accepted accounting principles, it is presented here for comparison.

(2)	Net income before provision for loan loss, goodwill impairment charge and income taxes, divided by average total assets.
(3)	Market value per share is based on the last reported transaction on OTCBB before period end.